Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Immunic, Inc. of our report dated February 22, 2024, relating to the consolidated financial statements of Immunic, Inc., which appears in the Annual Report on Form 10-K for the year ended December 31, 2023.

Minneapolis, Minnesota
July 2, 2024

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.